Exhibit 97.1

INTERLINK ELECTRONICS, INC.

COMPENSATION RECOVERY POLICY

Adopted November 20, 2023

1.	INTRODUCTION

The Board of Directors (the “Board”) of  Interlink Electronics, Inc. (the “Company”) believes that it is in the best interests of the Company and its stockholders to adopt this Compensation Recovery Policy (the “Policy”), effective as of October 2, 2023 (the “Effective Date”), in accordance with the applicable rules of The Nasdaq Stock Market (the “Nasdaq Rules”), and Section 10D and Rule 10D-1 of the Securities Exchange Act of 1934, as amended (“Rule 10D-1”, and together with the Nasdaq Rules, the “Listing Standards”). This Policy provides for the recovery of erroneously awarded Incentive-Based Compensation from executive officers in the event of an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws.

2.	DEFINITIONS

In addition to the terms defined elsewhere in this Policy, the following definitions shall apply when used in this Policy:

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“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error was left uncorrected in the current period or the error correction was recognized in the current period.

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“Applicable Period” means the three completed fiscal years immediately preceding the date on which the Company is required to prepare an Accounting Restatement, as well as any transition period (that results from a change in the Company’s fiscal year) within or immediately following those three completed fiscal years (except that a transition period that comprises a period of at least nine months shall count as a completed fiscal year). The “date on which the Company is required to prepare an Accounting Restatement” is the earlier to occur of (a) the date the Administrator concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement or (b) the date a court, regulator or other legally authorized body directs the Company to prepare an Accounting Restatement, in each case regardless of if or when the restated financial statements are filed.

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“Executive Officers” shall mean the Chief Executive Officer, President, Chief Financial Officer, Chief Accounting Officer (or other principal accounting officer), Chief Operating Officer, any other officer in charge of a principal business unit, division or function, any other officer who performs a significant policy-making function for the Company, and any executive officer as defined in Item 4.01(b) of Regulation S-K.

•	“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
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“Financial Reporting Measure” shall mean any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from the Company’s financial information. Financial Reporting Measures include but are not limited to the following (and any measures derived from the following): Company stock price; total shareholder return; revenues; net income; operating income; profitability of one or more reportable segments; financial ratios (e.g., accounts receivable turnover and inventory turnover rates); earnings before interest, taxes, depreciation and amortization; funds from operations and adjusted funds from operations; liquidity measures (e.g., working capital, operating cash flow); return measures (e.g., return on invested capital, return on assets); earnings measures (e.g., earnings per share); sales per square foot or same store sales, where sales is subject to an Accounting Restatement; revenue per user, or average revenue per user, where revenue is subject to an Accounting Restatement; cost per employee, where cost is subject to an Accounting Restatement; any of such financial reporting measures relative to a peer group, where the Company’s financial reporting measure is subject to an Accounting Restatement; and tax basis income. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.

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“Incentive-Based Compensation” shall mean compensation that is granted, earned, or vested based wholly or in part on the attainment of a Financial Reporting Measure, including, but not limited to: annual bonuses and other short- and long-term cash incentives; stock options; stock appreciation rights; restricted stock; restricted stock units; performance shares; and performance units.

•	“SEC” means the United States Securities and Exchange Commission.
3.	ADMINISTRATION

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee of the Board (as applicable, the “Administrator”).  The Administrator is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy and for the Company’s compliance with applicable laws, Listing Standards, regulations or rules.  Any determinations made by the Administrator shall be final and binding on all affected individuals and need not be uniform with respect to each individual covered by the Policy.  In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board, such as the Audit Committee, as may be necessary or appropriate as to matters within the scope of such other committee’s responsibility and authority.  Subject to any limitation at applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

4.	COVERED EXECUTIVES

This Policy applies to the Company’s current and former Executive Officers, as determined by the Administrator in accordance with Section 10D of the Exchange Act and the listing standards of the national securities exchange on which the Company’s securities are listed, and such other senior executives/employees who may from time to time be deemed subject to the Policy by the Administrator (the “Covered Executives”).

For clarity, the term “Covered Executives” does not apply to individuals before they began service as an Executive Officer or who did not serve as an Executive Officer at any time during the Applicable Period.

5.	RECOVERY OF ERRONEOUSLY-AWARDED COMPENSATION

In the event the Company is required to prepare an Accounting Restatement, the Company and the Administrator will reasonably promptly recover the excess Incentive-Based Compensation (the “Erroneously Awarded Compensation”) received by the Covered Executives in accordance with the Nasdaq Rules and Rule 10D-1, as calculated pursuant to Section 5(a) below. Such recovery pursuant to an Accounting Restatement will be made without regard to any individual knowledge or responsibility related to the Accounting Restatement. Notwithstanding the foregoing, if the Company is required to undertake an Accounting Restatement, the Company will not be required to recover the Erroneously Awarded Compensation if the Administrator, after a thorough review of all relevant facts, determines it will be impracticable to do so.

a.	Amount Subject to Recovery

The amount of Erroneously Awarded Compensation subject to recovery under the Policy, as determined by the Administrator, is the amount of Incentive-Based Compensation received by the Covered Executive that exceeds the amount of Incentive-Based Compensation that would have been received by the Covered Executive had it been determined based on the restated amounts, as determined by the Administrator.  The Administrator shall compute the Erroneously Awarded Compensation without regard to any taxes paid by the Covered Executive in respect of the Erroneously Awarded Compensation.  If the Administrator cannot determine the amount of excess Incentive-Based Compensation received by the Covered Executive based on the information in the Accounting Restatement, the Administrator will make its determination using a reasonable estimate of the effect of the Accounting Restatement.

Incentive-Based Compensation is “received” for purposes of this Policy in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if the payment or grant of such Incentive-Based Compensation occurs after the end of that period.

For clarity, Incentive-Based Compensation does not include salaries, bonuses paid in satisfaction of subjective standards, non-equity incentive plan awards earned by satisfying strategic or operational measures, wholly time-based stock options or other equity awards, and discretionary bonuses or compensation paid on a discretionary basis.

b.	Method of Recoupment/Recovery

After an Accounting Restatement and a determination that recovery of excess Incentive-Based Compensation is required, the Administrator shall promptly notify each Covered Executive with a written notice containing the amount of any Erroneously Awarded Compensation and the procedure the Administrator will follow in recovering the amount. The Administrator, in its sole discretion, shall determine the method for recovering the Erroneously Awarded Compensation, which may include, without limitation:

•	requiring reimbursement of cash Incentive-Based Compensation previously paid;
•	seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer, or other disposition of any equity-based awards;
•	subject to compliance with applicable law, offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive;
•	forfeiture of deferred compensation, subject to compliance with Section 409A of the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder;
•	cancelling outstanding vested or unvested equity awards; and/or
•	taking any other remedial and recovery action permitted by law, as determined by the Administrator.

The Company shall not accept an amount that is less than the amount of Erroneously Awarded Compensation in satisfaction of a Covered Executive’s obligations hereunder, unless otherwise provided for in this Policy or as may be allowed by the relevant securities laws and Listing Standards.

In the event that the Covered Executive has already reimbursed the Company for any Erroneously Awarded Compensation received under any duplicative recovery obligations established by the Company or applicable law, it shall be appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is subject to recovery under this Policy.

The Company shall take all actions reasonable and appropriate to recover the Erroneously Awarded Compensation from the applicable Covered Executive in the event the Covered Executive fails to repay the Erroneously Awarded Compensation to the Company when due. The Covered Executive shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Erroneously Awarded Compensation.

c.	When Recovery is Impracticable

For purposes of this Policy, it is impracticable for the Administrator to exercise its authority to seek recovery of the Erroneously Awarded Compensation if:

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The direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Administrator must make a reasonable attempt to recover such erroneously awarded compensation, document such reasonable attempt(s) to recover and provide that documentation to The Nasdaq Stock Market;

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Recovery would violate the laws of the United States where such laws were adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of the laws of the United States, the Administrator must satisfy the applicable opinion and disclosure requirements of Rule 10D-1 and the Listing Standards; or

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Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

If the Board is serving as Administrator, any determination that recovery of Erroneously Awarded Compensation would be impracticable must be made by a majority of the “independent directors” (as defined by applicable Nasdaq Rules) serving on the Board.

6.	NO INDEMNIFICATION

The Company shall not be permitted to insure or indemnify any Covered Executive against (i) the loss of any Erroneously Awarded Compensation that is repaid, returned or recovered pursuant to the terms of this Policy, or (ii) any claims relating to the Company’s enforcement of its rights under this Policy. Further, the Company shall not enter into any agreement that exempts any Incentive-Based Compensation that is granted, paid or awarded to a Covered Executive from the application of this Policy or that waives the Company’s right to recovery of any Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

7.	ADMINISTRATOR INDEMNIFICATION

Any members of the Administrator, any other members of the Board and any officers and/or employees of the Company who assist in the administration of this Policy, shall not be personally liable for any action, determination or interpretation made with respect to this Policy and shall be fully indemnified by the Company to the fullest extent under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board and any officers and/or employees of the Company under applicable law or Company policy.

8.	AMENDMENT; TERMINATION

The Board may amend, modify, supplement or delete all or any portion of this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to reflect changes in or supplements to regulations adopted by the SEC and to comply with any rules or standards adopted by a national securities exchange on which the Company’s securities are listed. The Board may terminate this Policy at any time.

9.	OTHER RECOUPMENT RIGHTS; COMPANY CLAIMS

The Board intends that this Policy will be applied to the fullest extent of the law. The Administrator may require that any employment agreement, equity award agreement, or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy.  Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.  Nothing contained in this Policy, and no recoupment or recovery as contemplated by this Policy, shall limit any claims, damages or other legal remedies the Company or any of its affiliates may have against a Covered Executive arising out of or resulting from any actions or omissions by the Covered Executive.

10.	ACKNOWLEDGMENT BY COVERED EXECUTIVES; CONDITION TO ELIGIBILITY FOR INCENTIVE-BASED COMPENSATION

The Company will provide notice and seek acknowledgement of this Policy from each Covered Executive in the form attached hereto as Exhibit A, provided that the failure to provide such notice or obtain such acknowledgement will not affect the applicability of or enforceability of this Policy. The Company must receive the Covered Executive’s acknowledgement as a condition to such Covered Executive’s eligibility to receive Incentive-Based Compensation.

11.	DISCLOSURE REQUIREMENTS

The Company shall file all disclosures with respect to this Policy required by applicable SEC filings and rules.

12.	SUCCESSORS

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

EXHIBIT A

COMPENSATION RECOVERY POLICY ACKNOWLEDGEMENT

I, the undersigned, agree and acknowledge that I am fully bound by, and subject to, all of the terms and conditions of the Interlink Electronics, Inc. Compensation Recovery Policy (as may be amended, restated, supplemented or otherwise modified from time to time, the “Policy”).  In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, the terms of any compensation plan, program or agreement under which any compensation has been granted, awarded, earned or paid, any indemnification agreement to which I am subject, or any corporate document obligating the Company to indemnify me in accordance with its terms, the terms of the Policy shall govern. In the event it is determined by the Administrator that any amounts granted, awarded, earned or paid to me must be forfeited or reimbursed to the Company, I will promptly take any action necessary to effectuate such forfeiture and/or reimbursement.  Any capitalized terms used in this Compensation Recovery Policy Acknowledgment without definition shall have the meaning set forth in the Policy.

By:	Date:

[Name]

[Title]